Mail Stop 4561

December 15, 2008

William D. Watkins
Chief Executive Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Re: **Seagate Technology**
Form 10-K for the fiscal year ended June 27, 2008
Filed August 13, 2008
File No. 001-31560

Dear Mr. Watkins:

      We have reviewed your response letter dated November 19, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2008.

Form 10-K for the fiscal year ended June 27, 2008

General

1.   In your next response, please provide the acknowledgments that we originally requested at the end of our initial comment letter.

Properties, page 36

2.   We note your response to our prior comment 2, regarding the description of your physical properties. The proposed disclosure included in your response is general in nature. In future filings, please briefly discuss for each material factory its size, capacity and utilization, and with respect to any factory which you identify as being underutilized, any plans to increase utilization.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Seagate Overview

Operating Performance, page 42

3.   We note your response to our prior comment 3. We continue to believe that your disclosure in this area could be enhanced by, for instance, noting the reasons for the delayed product introductions and describing any efforts you have made to mitigate these delays. Your risk factors speak generally as to product delays due to inability to achieve high production yields, lags in customer qualification, and shortage of critical components, but there is no indication in your overview as to which of these factors, if any, contributed to the specific production delays to which you refer in this section. We note that some of these factors are within the company's control, and others are not. To the extent material, consider enhancing your disclosure in this respect in future filings.

Critical Accounting Policies, page 52

4.   Tell us and consider providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified areas where we believe additional discussion would enhance your disclosures. Clarify whether you only use the discounted cash flows to determine fair value. Explain the nature of the "procedure" described as "an analysis of market capitalization." Please indicate whether this analysis includes reconciling your market capitalization to the aggregate fair value of all reporting units. Describe how you estimate a control premium and indicate how that is factored into your analysis. Tell us the annual goodwill impairment assessment date. Indicate how the reporting units are identified, goodwill is allocated to the reporting units and how the estimated fair value of each reporting units is determined. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Critical Accounting Policies and Use of Estimates, page 75

5.   Your responses to prior comments No. 4 and 5 do not give any specific indication as to whether the valuations are statements of the valuation firms or of your company. In fact, in each case you state that you "approved" the valuations, which would appear to indicate that these valuations are third party statements

that you subsequently decided to accept. Accordingly, please comply with Rule 436 with respect to the valuations, or provide us with a more detailed analysis as to why that rule should not apply. Refer to Question 141.02 of our Compliance and Disclosure Interpretations with respect to Securities Act Sections, posted on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 11. Goodwill and Other Intangible Assets, page 115

6.	Consider expanding your goodwill impairment footnote on page 78 to disclose how you conduct an annual impairment assessment including when and how you will perform a "Step 2" assessment. This disclosure should also address how you determine fair value while conducting this assessment.

7.	We note your response to prior comment No. 6 that indicates you do not believe a triggering event has occurred. Indicate your policy for evaluating the duration and severity of the decline in your stock price. Discuss the reasons why you believe your stock price and market capitalization declined. Explain how the factors that are impacting your stock price effect your discounted cash flow fair value valuation. Explain why these factors are not symptoms of adverse changes in your business climate. We note from the Form 8-K filed on December 10, 2008 that you expect lower demand for your products, a more competitive pricing environment, and you have lowered your original expectations for revenue and operating results for the current quarter ending December 31, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff

William D. Watkins
Seagate Technology
December 15, 2008
Page 4

Attorney, at (202) 551-3292 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief